

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

April 10, 2017

Brendan J. Killackey
Chief Executive Officer
Janel Corporation
303 Merrick Road, Suite 400
Lynbrook, NY 11563

    Re: Janel Corporation
           Form 10-K for the Fiscal Year Ended September 30, 2016
           Filed December 22, 2016
           File Nos. 333-60608

Dear Mr. Killackey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Jim Allegretto

           Jim Allegretto
           Senior Assistant Chief Accountant
           Office of Consumer Products